

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Stephen Vogel
Chief Executive Officer and Chairman of the Board
Tuscan Holdings Corp.
135 E. 57th Street, 18th Floor
New York, New York 10022

> **Re: Tuscan Holdings Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 23, 2021**
> **File No. 001-38826**

Dear Mr. Vogel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A Filed June 23, 2021

Selected Historical Financial Information - Tuscan, page 32

1. We note your response to prior comment 1; however, the amounts presented for Common stock subject to possible redemption do not correspond to the amounts presented in the historical financial statements and should be revised.

Unaudited Pro Forma Condensed Combined Financial Statements, page 134

2. We note your response to prior comment 4; however, although the pro forma balance sheet reflects transaction costs of $21.1 million as an adjustment to retained earnings, as disclosed in adjustment (G) of note 3, these transaction costs have not been reflected as non-recurring expenses in the pro forma statement of operations for the year ended December 31, 2020 even though that statement is presented as if the transaction occurred on January 1, 2020. Please revise the pro forma statement of operations for the year ended

Stephen Vogel
Tuscan Holdings Corp.
June 29, 2021
Page 2

December 31, 2020 accordingly as required by Rule 11-02(a)(6) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at 202-551-3723 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at 202-551-3641 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alan Annex